Exhibit 21.1

Principal Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Soulgate Hongkong Limited	Hong Kong
Soulgate Egg Holdings Limited	Hong Kong
Shanghai Soul Technology Co., Ltd	PRC

Variable Interest Entity	Place of Incorporation
Shanghai Soulgate Technology Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity	Place of Incorporation
Shanghai Huxingren Information Technology Co., Ltd.	PRC
Nanjing Huxingren Technology Co., Ltd.	PRC